Exhibit 99.2

WESTERN WIND ENERGY CORP.

1326 – 885 WEST GEORGIA STREET	Telephone: 604.685.WIND (9463)
VANCOUVER, BC, V6C 3E8	Facsimile: 604.685.9441
www.westernwindenergy.com

N E W S   R E L E A S E

August 6, 2009

Toronto Venture Exchange Symbol: “WND”
Issued and Outstanding: 45,979,397

WESTERN WIND ENERGY CORP ANNOUNCES A 15% INCREASE IN ELECTRICITY PRODUCTION FOR THE SECOND QUARTER ENDED JUNE 30, 2009

Vancouver, BC, Western Wind Energy Corp. (“Western Wind” or the “Company”) is pleased to announce a 15% increase in electricity production to 23,223 MWh for the three months ended June 30, 2009 compared to 20,168 MWh for the comparable three month period ended June 30, 2008. However lower natural gas prices led to a decrease in the average Short Run Avoided Cost electricity selling prices which resulted in revenues decreasing 51% to $1,041,523 compared to $2,145,874 for the comparable three months ended June 30, 2008. Net loss from continuing operations increased from $24,433, or zero cents ($0.00) per share for the three month period ended June 30, 2008 to a net loss from continuing operations of $1,180,684 for the quarter ended June 30, 2009, or three cents ($0.03) per share. The increase in net loss from continuing operations for the period was due to lower revenues and no interest recovery in Q2 2009, partially offset by an $836,472 (52%) decrease in general and administration costs and decreases in foreign exchange losses and amortization. Net loss for the quarter was ($1,180,684) compared to a net income of $2,904,631 for the same quarter last year. Net income last year included income from discontinued operations of $2,929,064 primarily relating to a one-time US$3,000,000 reduction of the loan principal due to the Mesa loan repayment before the agreed upon repayment date of June 24, 2008. The net gain recorded was $2,900,000 after taking into account a Mesa Loan extension fee of $100,000.

For the six months ended June 30, 2009, electricity production increased 11% to 34,462 MWh compared to 31,158 MWh for the comparable six month period ended June 30, 2008. Again lower natural gas prices led to a decrease in average Short Run Avoided Cost electricity selling prices which resulted in revenues decreasing 43% to $1,714,986 compared to $3,023,338 for the comparable six months ended June 30, 2008. Net loss from continuing operations increased from $2,165,954, or 7 cents ($0.07) per share for the six month period ended June 30, 2008 to a net loss from continuing operations of $2,865,240 for the quarter ended June 30, 2009, also seven cents ($0.07) per share. The increase in net loss from continuing operations for the period was also due to lower revenues, a $341,933 (88%) increase in project development costs and no interest recovery in the 2009 period, partially offset by a $1,044,683 (41%) decrease in general and administration costs and a $392,436 (86%) decrease in foreign exchange losses. Net loss for the six months ended June 30, 2009 was ($2,865,240) compared to a net income of $763,110 for the same period last year. Net income from last year included income from discontinued operations of $2,929,064 as described above.

After successfully raising $4.5 million cash from private placements in Q2 2009 in an otherwise weak capital market, the Company’s financial position as at June 30, 2009 was strong with a cash balance of $2.8 million, working capital of over $3.3 million, loans payable under $0.5 million and shareholders’ equity of just under $26 million.

About Western Wind Energy Corp.

Western Wind Energy Corp. is a wind energy electrical production company that currently has over 500 wind turbines with 34.5 MW of rated capacity and a further 120MW of expansion power purchase agreements in the State of California. Western Wind Energy is in the business of acquiring land sites and technology for the production of electricity from wind energy. Management of Western Wind Energy includes individuals involved in the operations and ownership of utility scale wind energy facilities in California since 1981.

ON BEHALF OF THE BOARD OF DIRECTORS

“SIGNED”

Chris Thompson
Chief Financial Officer

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Certain statements in this press release constitute "forward-looking statements" under applicable securities laws, which involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. Words such as "expects", "anticipated", "intends", "projects", "plans", "will", "believes", "seeks", "estimates", "should", "may", "could" and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are based on management's current expectations and beliefs and actual events or results may differ materially. There are many factors that could cause such actual events or results expressed or implied by such forward-looking statements to differ materially from any future results express or implied by such statements. Such factors include, but are not limited to, raising funds that are sufficient to advance its projects as anticipated, and the other factors discussed in the Company's annual report and annual information contained in the Company's 20F Annual Report filed with the United States Securities and Exchange Commission and securities regulators in Canada. Forward-looking statements are based on current expectations and the Company assumes no obligation to update such information to reflect later events or developments, except as required by law.